Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-224538-01

November 5, 2019

Duke Realty Limited Partnership

Pricing Term Sheet

$400,000,000 2.875% Senior Notes due 2029

This pricing term sheet is qualified in its entirety by reference to the Issuer’s preliminary prospectus supplement dated November 5, 2019 and the accompanying prospectus (together, the “Preliminary Prospectus”). The information in this pricing term sheet supplements the Preliminary Prospectus and updates and supersedes the information in the Preliminary Prospectus to the extent it is inconsistent with the information in the Preliminary Prospectus. Capitalized terms used and not defined herein have the meanings assigned to them in the Preliminary Prospectus.

2.875% Senior Notes due 2029

Issuer:	Duke Realty Limited Partnership

Title of Security:	2.875% Senior Notes due 2029

Ranking:	Senior Unsecured Notes

Size:	$400,000,000

Gross Proceeds:	$399,932,000

Net Proceeds (before expenses):	$397,332,000

Maturity Date:	November 15, 2029

Coupon:	2.875%

Public Offering Price:	99.983%, plus accrued interest from November 15, 2019

Yield to Maturity:	2.877%

Spread to Benchmark Treasury:	+102 basis points

Benchmark Treasury:	1.625% due August 15, 2029

Benchmark Treasury Price / Yield:	97-30 / 1.857%

Interest Payment Dates:	May 15 and November 15, beginning May 15, 2020

Optional Redemption:	Prior to August 15, 2029, at the Make-Whole Amount of Treasury plus 15 bps. On or after August 15, 2029, the notes will not include a Make-Whole Amount.

Trade Date:	November 5, 2019

Settlement Date:	T+7; November 15, 2019

Distribution:	SEC registered

CUSIP:	26441Y BC0

ISIN:	US26441YBC03

Denominations/Multiple:	$2,000 x $1,000

Joint Bookrunners:	J.P. Morgan Securities LLC
Citigroup Global Markets Inc.
Morgan Stanley & Co. LLC
U.S. Bancorp Investments, Inc.
Jefferies LLC
SunTrust Robinson Humphrey, Inc.

Co-Managers:	Barclays Capital Inc.
BB&T Capital Markets, a division of BB&T Securities, LLC
RBC Capital Markets, LLC
Regions Securities LLC
Samuel A. Ramirez & Company, Inc.
Scotia Capital (USA) Inc.
UBS Securities LLC
Wells Fargo Securities, LLC

Use of Proceeds:	The company intends to allocate an amount equal to the net proceeds from the offering to the financing and refinancing of Eligible Green Projects, as defined in the Preliminary Prospectus. Pending such allocation, the net proceeds may be used to repay borrowings outstanding on the company’s unsecured senior line of credit and may be held in cash and cash equivalents.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling:

J.P. Morgan Securities LLC	1-212-834-4533 (collect)

Citigroup Global Markets Inc.	1-800-831-9146 (toll free)

Morgan Stanley & Co. LLC	1-866-718-1649 (toll free)

U.S. Bancorp Investments, Inc.	1-877-558-2607 (toll free)

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